Exhibit 99.2

28 April 2006

Mitchells & Butlers plc

Half Year Trading Update, Refinancing and Proposed Return to Shareholders

Highlights:

—	Same outlet like for like sales growth improved to 4.3% for 13 weeks to 22 April 2006
—	Operating margin(I) slightly ahead despite energy and regulatory cost increases
—	Earnings per share (EPS) (I) growth for the 28 weeks to 15 April 2006 of not less than 17%
—	Early signs from Scottish smoking ban favourable
—	At least £500m to be returned to shareholders in calendar 2006, less any funds invested if a value creative acquisition opportunity is secured

Mitchells & Butlers is pleased to report that trading in the 13 weeks to 22 April 2006, a period that includes the Easter weekend in both years, has improved with same outlet like for like sales up 4.3%, an improvement on the 4% growth reported for the first quarter. Same outlet like for like sales for the first 29 weeks to 22 April 2006 are up 4.1%. Net retail operating margin(I) is slightly ahead despite significant external cost pressures; pre-tax returns on new investment continue to be over 20% and operating cashflow remains strong. As a result, EPS(I) in the 28 weeks to 15 April 2006 (“the first half”) will be ahead of last year by not less than 17%.

Strong sales growth

We continue to benefit from our leadership position in the rapidly growing pub eating-out market. Our focus on delivering service, amenity, range and value to our customers has driven further large market share gains in both food and drink. Same outlet sales growth for the first 29 weeks was 6.7% in food and 3.2% in drink. We achieved food volumes of some 80 million meals over the last 12 months.

Average weekly sales per managed pub have increased by 7.1% to £17k per week driven both by the success of our sales strategy and the continued development of our estate.

Total retail sales for the first half were up 3.6%, with the average price of food and drink approximately 1% ahead of last year. Total gross margin was in line with last year, despite the relatively faster growth of food and wine sales.

Sales ahead following Scottish smoking ban

Although it is early days, the 5% of the estate in Scotland has continued to generate good sales growth since 26 March, with the initial impact of the smoking ban being to improve food sales in our pubs. This trend, if sustained, makes us more confident as to any impact of a similar ban when it is introduced in England next year.

High investment returns

Our new investments continue to achieve incremental pre-tax returns of over 20%, demonstrating the consumer power of our brands and formats which we are applying to our large freehold sites to further enhance their sales and profit potential.

Operating margin(I) ahead

Further material gains in staff productivity, purchasing terms and the control of support costs generated net retail operating margin slightly ahead of the first half last year despite the increases in energy and regulatory costs of £14m.

As a result, operating profit(I) as reported for the first time under IFRS, will have grown to not less than £143m for the first half.

Strong cash generation

Cash generation from the business remains strong. The net finance charge, including net income from pensions, was lower in the first half than last year. As a result profit before tax(I) for the first half will be not less than £91m, 9.6% ahead of last year.

During the first half £41m of shares were repurchased under the £100m buyback programme announced in November 2005. The average number of shares during the first half was 494m, 4.4% lower than last year. This, together with the trading performance, will result in EPS(I) growth of not less than 17% for the first half.

Refinancing and return to shareholders

The results delivered over the past three years have created further capacity to increase the debt in the business. In November, consistent with the commitment to maintain an efficient balance sheet, the Board indicated that it would be its intention to refinance the Company later in the financial year and, subject to acquisition opportunities in the short term, surplus funds would be returned to shareholders. To that end, The Royal Bank of Scotland and Citigroup have been appointed to assist the Company in executing a refinancing during the second half of this year.

Although the refinancing process is still in its early stages, the Board is confident that subject to market conditions, at least £500m could be returned to shareholders, including the £59m balance of this year’s share buy-back programme, which has been suspended now that the Company is in an offer period. Such a return and the resulting level of debt would be entirely consistent with Mitchells & Butlers’ long term public equity strategy for continued growth, investment and value creation.

The Board has noted the recent announcement by Whitbread PLC to dispose of a portfolio of pub restaurants. The Board believes that Mitchells & Butlers’ brands and operating skills could add considerable value to this portfolio and intends to explore this in parallel with the refinancing. Before a final decision is made on the quantum of cash to be returned, the Board will assess whether some of those funds could be used to enhance shareholder returns through deployment to acquire additional assets on attractive terms. In the absence of such an opportunity and subject to market conditions, at least £500m will be returned to shareholders.

Pro-active property management

As part of our refinancing, the property valuation that was conducted for the purposes of the securitisation in November 2003 will be updated.

In a buoyant commercial property market, we are seeing alternative use and investment demand for some individual pubs at substantially higher values than has previously been the case and we are pursuing opportunities to pro-actively manage the asset base to take advantage of these conditions.

Outlook

Overall, there are some encouraging signs of stabilisation in consumer confidence in our markets. The strength of our brand portfolio and our customer focus are generating significant sales growth and accelerating market share gains. This performance is adding value to a very high quality estate of licensed assets. We will continue to pursue consolidation opportunities, where we believe we can create further value. We are very confident that our strategy will continue to deliver strong growth, further asset appreciation and value creation for the benefit of our shareholders.

For further information please contact:

Investor Relations:	0121 498 5092
Kate Holligon	kate.holligon@mbplc.com

Media:
Simon Ward	0121 498 5795
James Murgatroyd (Finsbury Group)	0207 251 3801

There will be a conference call for analysts and investors at 8.30am; please dial 020 7162 0025. The replay will be available for one week on 020 7031 4064, passcode 702913.

(I) Operating profit, profit before tax and EPS are all stated before exceptional items for the 28 weeks ended 15 April 2006. Net retail operating margin is calculated as net retail operating profit before exceptional items divided by retail sales. Throughout this document EPS refers to basic earnings per share.

On 25 May 2006, Mitchells & Butlers will announce its Interim Results for the 28 week period ended 15 April 2006, the Company’s first results under IFRS. A reconciliation of UK GAAP to IFRS was published in December 2005 and is available on www.mbplc.com. Under IFRS, for the 28 weeks ended 9 April 2005 operating profit before exceptional items was £137m and EPS before exceptional items was 10.8p.

Notes for editors:

—	Mitchells & Butlers owns and operates around 2,000 high quality pubs in prime locations nationwide. The Group’s predominantly freehold, managed estate is biased towards large pubs in residential locations. With around 3% of the pubs in the UK, Mitchells & Butlers has 10% of industry sales, and average weekly sales per pub of over three times the industry average.
—	Same outlet (invested) like-for-like sales include the sales performance for the comparable period in the prior year of all managed pubs that were trading for the two periods being compared. 94% of the estate is included in this measure.
—	Uninvested like-for-like sales include the sales performance for the comparable period in the prior year of those managed pubs that have not received expansionary investment of more than £30,000 in the two periods being compared. 86% of the estate is included in this measure.

Appendix 1: Like for like sales

Same outlet like for like sales

	13 weeks(II) to 22 April 2006	29 weeks(II) to 22 April 2006
Residential	5.5%	5.0%
High Street	1.5%	2.2%
Total	4.3%	4.1%

Uninvested like for like sales

	13 weeks(II) to 22 April 2006	29 weeks(II) to 22 April 2006
Residential	3.2%	2.8%
High Street	0.9%	1.6%
Total	2.6%	2.4%

(II) Like for like sales growth has been provided for 13 and 29 weeks respectively, one week beyond the half year period, to include the entire Easter weekend in both years being compared.

Appendix 2: Profit Estimate

On the basis set out below, the directors of Mitchells & Butlers estimate that for the 28 weeks ended 15 April 2006:

—	Operating profit* will be not less than £143m
—	Profit before tax* will be not less than £91m, and
—	EPS growth* will be not less than 17%

* all stated before exceptional items.

Basis of preparation

The Profit Estimate has been prepared using the Group’s accounting policies set out in the Company’s statement on ‘Accounting policies under IFRS’ which is available from the Company’s website, www.mbplc.com/IFRS. The Profit Estimate is based on the unaudited management accounts of the Group for the 28 week period to 15 April 2006.

The prior year comparative figures are unaudited and have been extracted without adjustments from ‘Interim results for the 28 weeks to 9 April 2005 as prepared under IFRS’ which is available from the Company’s website, www.mbplc.com/IFRS.

Letter from Ernst & Young LLP in relation to the Profit Estimate

The Directors
Mitchells & Butlers plc
27 Fleet Street
Birmingham
B3 1JP

Citigroup Global Markets Limited
33 Canada Square
Canary Wharf
London
E14 5LB

28 April 2006

Dear Sirs

We report on the profit estimate comprising an estimate of operating profit, profit before tax and earnings per share (in each case before exceptional items) of Mitchells & Butlers plc (the “Company”) and its subsidiaries (together the “Group”) for the 28 weeks ended 15 April 2006 (the “Profit Estimate”). The Profit Estimate and the basis on which it is prepared are set out in Appendix 2 of the press announcement (the “Press Announcement”) issued by the Company dated 28 April 2006. This report is required by Rule 28.3(b) of The City Code on Takeovers and Mergers (the “Code”) and is given for the purpose of complying with that rule and for no other purpose. Accordingly, we assume no responsibility in respect of this report to any person who is seeking or may in future seek to acquire control of the Company (an “Offeror”) or to any other person connected to, or acting in concert with, an Offeror.

Responsibilities
It is the responsibility of the directors of the Company to prepare the Profit Estimate in accordance with the requirements of the Code. In preparing the Profit Estimate the directors of the Company are responsible for correcting errors that they have identified which may have arisen in unaudited financial results and unaudited management accounts used as the basis of preparation for the Profit Estimate.

It is our responsibility to form an opinion as required by the Code as to the proper compilation of the Profit Estimate and to report that opinion to you.

Basis of preparation of the Profit Estimate
The Profit Estimate has been prepared on the basis stated in Appendix 2 of the Press Announcement and is based on the unaudited management accounts for the 28 weeks ended 15 April 2006. The Profit Estimate is required to be presented on a basis consistent with the accounting policies of the Group.

Basis of opinion
We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included evaluating the basis on which the historical financial information for the 28 weeks to 15 April 2006 included in the Profit Estimate has been prepared and considering whether the Profit Estimate has been accurately computed using that information and whether the basis of accounting used is consistent with the accounting policies of the Group.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Profit Estimate has been properly compiled on the basis stated.

However, the Profit Estimate has not been audited. The actual results reported, therefore, may be affected by revisions required to accounting estimates due to changes in circumstances, the impact of unforeseen events and the correction of errors in the unaudited management accounts. Consequently we can express no opinion as to whether the actual results achieved will correspond to those shown in the Profit Estimate and the difference may be material.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion
In our opinion, the Profit Estimate has been properly compiled on the basis stated and the basis of accounting used is consistent with the accounting policies of the Group.

Yours faithfully

Ernst & Young LLP

Letter from Citigroup Global Markets Limited in relation to the Profit Estimate

28 April 2006

The Board of Directors
Mitchells & Butlers plc
27 Fleet Street
Birmingham
B3 1JP

Dear Sirs,

We have discussed the profit estimate for the 28 weeks ended 15 April 2006 (the “Profit Estimate”) set out in the press announcement issued by Mitchells & Butlers plc (“Mitchells & Butlers”) dated 28 April 2006 and the basis on which it has been prepared with you as directors of Mitchells & Butlers. We have also discussed the accounting policies and basis of calculations for the Profit Estimate with Ernst & Young LLP, Mitchells & Butlers’ auditors, and we have considered their letter of today’s date addressed to both yourselves and ourselves on this matter.

On the basis of the foregoing, we consider that the Profit Estimate referred to above, for which you as directors of Mitchells & Butlers are solely responsible, has been compiled with due care and consideration.

Yours faithfully,

CITIGROUP GLOBAL MARKETS LIMITED

Consents

Ernst & Young LLP has given and has not withdrawn its written consent to the issue of this announcement with the inclusion of its letter and the reference to its name in the form and context in which it is included.

Citigroup Global Markets Limited (“Citigroup”) has given and has not withdrawn its written consent to the issue of this announcement with the inclusion of its letter and the reference to its name in the form and context in which it is included.

Cautionary note regarding forward-looking statements

This announcement contains certain forward-looking statements as defined under US legislation (Section 21E of the Securities Exchange Act of 1934) with respect to the financial condition, results of operations and business of Mitchells & Butlers and certain of the plans and objectives of the board of directors with respect thereto. These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements often use such words as ‘will’, ‘should’, ‘continue’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’ or other words of similar meaning. The forward-looking statements contained herein are based on assumptions and assessments made by Mitchells & Butlers’ management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements are inherently speculative and involve risk and uncertainty, and there are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. These factors include, but are not limited to: the future balance between supply and demand for Mitchells & Butlers’ sites; the effect of economic conditions and unforeseen external events on Mitchells & Butlers’ business; the availability of suitable properties and necessary licenses; consumer and business spending, changes in consumer tastes and preference; levels of marketing and promotional expenditure by Mitchells & Butlers and its competitors; changes in the cost and availability of supplies; key personnel and changes in supplier dynamics; significant fluctuations in exchange rates; interest rates and tax rates; the availability and effects of any future business combinations, acquisitions or dispositions; the impact of legal and regulatory actions or developments; the impact of the European Economic and Monetary Union; the ability of Mitchells & Butlers to maintain appropriate levels of insurance; the maintenance of Mitchells & Butlers’ IT structure; competition in markets in which Mitchells & Butlers operates; political and economic developments and currency exchange fluctuations; economic recession; management of Mitchells & Butlers’ indebtedness and capital resource requirements; material litigation against Mitchells & Butlers; substantial trading activity in Mitchells & Butlers’ shares; the reputation of Mitchells & Butlers’ brands; the level of costs associated with leased properties; competition for high quality managers; declining sales of beer in pubs in the UK; food safety scares; funding liabilities in respect of the Group’s pension schemes and the weather.

Citigroup Global Markets Limited ("Citigroup"), which is authorised and regulated in the United Kingdom by The Financial Services Authority, is acting as financial adviser to Mitchells & Butlers and no one else in connection with this announcement and will not be responsible to anyone other than Mitchells & Butlers for providing the protections afforded to customers of Citigroup nor for providing advice in relation to this announcement.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Mitchells & Butlers, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Mitchells & Butlers, they will be deemed to be a single person for the purpose of Rule 8.3. Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Mitchells & Butlers by R20 or Mitchells & Butlers, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction. A disclosure table, giving details of the companies in whose "relevant securities""dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.